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CONTACT:  Michael P. Hawks                        (NYSE -- BMC)
          (612) 851-6030                          FOR IMMEDIATE RELEASE


August 2, 1995 . . . Minneapolis, MN . . . Paul B. Burke, Chairman, President and Chief Executive Officer of BMC Industries, Inc., today announced the following organizational changes effective August 1, 1995:

(1) John L. Gburek to become Vice President, Corporate Development -- John Gburek, currently the Vice President and General Manager of BMC's Buckbee-Mears St. Paul division will become Vice President, Corporate Development. In this position, Mr. Gburek will lead the effort to identify acquisition opportunities outside of BMC's base businesses.

(2) Benjamin A. Teno to assume position of Vice President and General Manager of Buckbee-Mears St. Paul -- Ben Teno, most recently employed by Raytheon Company in Lexington, Massachusetts, will replace Mr. Gburek as Vice President and General Manager of Buckbee-Mears St. Paul.


In commenting on these organizational changes Mr. Burke stated, "Because we anticipate a need to grow outside of our base businesses in the next three to four years, we have made the decision to resource a corporate development effort. The proper preparation for, and execution of, this acquisition program is critical. With John Gburek, we have an individual who is experienced and knowledgeable about BMC's existing capabilities and has a proven record of success as an operating manager. I am confident that John will do an excellent job of providing leadership to this effort."

"At the same time, I am confident that Ben Teno can continue the progress made in the last two years at Buckbee-Mears St. Paul and can lead the growth of this business to the point where it can be a major contributor to BMC's total profits."

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

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